大華銀行

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 **Fax** (65) 6534 2334
www.uobgroup.com
Company Reg No. 193500026Z

Our ref: ANN2007/UOB2007/UOB-A18/atl

30 October 2007

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

07027900

SUPPL

Dear Sir

UNAUDITED RESULTS FOR THE NINE MONTHS/THIRD QUARTER ENDED 30 SEPTEMBER 2007

We enclose a copy of our announcement dated 30 October 2007 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

PROCESSED
NOV 19 2007
THOMSON
FINANCIAL

Enc

UNITED OVERSEAS BANK LIMITED
Incorporated in the Republic of Singapore
Company Registration Number: 193500026Z

To : All Shareholders

The Board of Directors of United Overseas Bank Limited wishes to make the following announcement:

Financial Results

The unaudited financial results of the Group for the nine months / third quarter of 2007 are enclosed.

Ordinary Share Dividend

No dividend on ordinary shares has been declared for the third quarter of 2007.

Subsidiary Preference Share Dividend

During the third quarter of 2007, semi-annual dividends at an annual rate of 5.796% totalling USD14.5 million, approximately S$22 million, for the period from 15 March 2007 to 14 September 2007 (third quarter of 2006: USD14.5 million, approximately S$23 million, for the period from 15 March 2006 to 14 September 2006) were paid on the 5,000 non-cumulative non-convertible guaranteed SPV-A preference shares issued by the Bank's wholly-owned subsidiary, UOB Cayman I Limited.

Confirmation by Directors

The Board of Directors hereby confirms that, to the best of its knowledge, nothing has come to its attention which may render the unaudited financial results of the Group for the nine months / third quarter of 2007 to be false or misleading.

BY ORDER OF THE BOARD
UNITED OVERSEAS BANK LIMITED

Mrs Vivien Chan
Secretary

Dated this 30th day of October 2007

The results are also available at the Bank's website at www.uobgroup.com

United Overseas Bank Limited

Incorporated in the Republic of Singapore
Company Registration Number: 193500026Z

GROUP FINANCIAL PERFORMANCE
FOR THE NINE MONTHS / THIRD QUARTER OF 2007

30 OCTOBER 2007

Contents

Note:

- The financial statements are presented in Singapore dollars.
- Certain comparative figures have been restated to conform with the current period's presentation.
- Certain figures in this report may not add up to the respective totals due to rounding.
- Amounts less than $500,000 in absolute term are shown as "0".

Highlights and Performance Indicators

	9M07	9M06	9M07 / 9M06 %	3Q07	2Q07	3Q06	3Q07 / 3Q06 %
Summarised Profit and Loss ($'m)							
Net interest income (NII)	**2,237**	2,009	11.4	**714**	761	684	4.4
Non-interest income (Non NII)	**1,360**	997	36.4	**393**	536	337	16.5
Total income	**3,597**	3,005	19.7	**1,107**	1,297	1,021	8.4
Less: Total expenses	**1,463**	1,239	18.0	**487**	504	424	14.8
Operating profit before amortisation and impairment charges	**2,134**	1,766	20.8	**620**	793	597	3.8
Less: Intangible assets	**9**	10	(5.2)	**3**	3	3	(13.3)
Less: Impairment charges	**172**	116	48.2	**4**	81	26	(85.0)
Add: Share of profit of associates	**159**	102	57.1	**47**	65	31	53.8
Less: Tax and minority interests	**509**	397	28.3	**159**	190	136	17.4
Net profit after tax excluding one-time gain	**1,603**	1,345	19.2	**501**	585	463	8.2
Add: One-time gain [1]	**-**	689	(100.0)	**-**	-	-	-
Net profit after tax [2]	**1,603**	2,034	(21.2)	**501**	585	463	8.2
Key Indicators (excluding one-time gain [1])							
❖ Income mix (%)							
- NII / Total income	**62.2**	66.8	(4.6)% pt	**64.5**	58.7	67.0	(2.5)% pt
- Non NII / Total income	**37.8**	33.2	4.6% pt	**35.5**	41.3	33.0	2.5% pt
	100.0	100.0	-	**100.0**	100.0	100.0	-
❖ Profit contribution (before tax and intangible assets) (%)							
- Singapore (including ACU)	**71.4**	68.5	2.9% pt	**66.7**	74.5	64.1	2.6% pt
- Overseas	**28.6**	31.5	(2.9)% pt	**33.3**	25.5	35.9	(2.6)% pt
	100.0	100.0	-	**100.0**	100.0	100.0	-
❖ Return on average ordinary shareholders' equity [3,4] (%)	**12.8**	11.9	0.9% pt	**11.9**	13.9	12.1	(0.2)% pt
❖ Basic earnings per ordinary share [3,4] (¢)	**137.7**	114.3	20.5	**129.3**	150.5	118.5	9.1
❖ Return on average total assets [4] (%)	**1.27**	1.16	0.11% pt	**1.18**	1.38	1.18	-
❖ Net interest margin [4] (%)	**2.05**	2.00	0.05% pt	**1.93**	2.04	1.97	(0.04)% pt
❖ Expense / Income ratio (%)	**40.7**	41.2	(0.5)% pt	**44.0**	38.9	41.6	2.4% pt
❖ Dividend per ordinary share (¢)							
- Interim	**20.0**	20.0	-	**-**	20.0	-	-
- Special	**15.0**	20.0	(25.0)	**-**	15.0	-	-

[1] One-time gain refers to the special dividend received from Overseas Union Enterprise Limited ("OUE") and gain from divestment of OUE and Hotel Negara Limited, recorded by the Group and its associates in 2Q06.

[2] Net profit after tax refers to profit attributable to equity holders of the Bank.

[3] Calculated based on profit attributable to equity holders of the Bank net of subsidiary preference share dividend incurred for the financial period.

[4] Computed on an annualised basis.

Highlights and Performance Indicators *(cont'd)*

	30-Sep-07	31-Dec-06	Sep-07 / Dec-06 (%)	30-Sep-06	Sep-07 / Sep-06 (%)
Other Indicators					
❖ Customer loans (net) ($'m)	**85,161**	76,875	10.8	73,673	15.6
❖ Customer deposits ($'m)	**104,798**	95,552	9.7	88,960	17.8
❖ Loans / Deposits ratio [1] (%)	**81.3**	80.5	0.8% pt	82.8	(1.5)% pt
❖ Non-performing loans (NPLs) ($'m)	**2,032**	3,165	(35.8)	3,532	(42.5)
❖ Cumulative impairment ($'m)	**1,972**	2,508	(21.4)	2,562	(23.0)
❖ NPL ratio [2] (%)	**2.3**	4.0	(1.7)% pt	4.6	(2.3)% pt
❖ Cumulative impairment / NPLs (%)	**97.0**	79.2	17.8% pt	72.5	24.5% pt
❖ Total assets ($'m)	**172,192**	161,312	6.7	156,904	9.7
❖ Shareholders' equity [3] ($'m)	**17,249**	16,791	2.7	15,890	8.6
❖ Revaluation surplus [4] ($'m)	**2,442**	1,486	64.3	1,269	92.4
❖ Net asset value (NAV) per ordinary share [5] ($)	**10.84**	10.48	3.4	9.89	9.6
❖ Revalued NAV per ordinary share [5] ($)	**12.45**	11.45	8.7	10.72	16.1
❖ Net tangible asset per ordinary share [5] ($)	**8.03**	7.68	4.6	7.08	13.4
❖ Capital adequacy ratios (%)					
- Tier 1	**10.2**	11.0	(0.8)% pt	10.8	(0.6)% pt
- Total	**14.8**	16.3	(1.5)% pt	16.1	(1.3)% pt

[1] "Loans" refers to net customer loans while "Deposits" refers to customer deposits.

[2] NPL ratio represents NPLs (excluding debt securities) as a percentage of gross customer loans.

[3] Shareholders' equity refers to equity attributable to equity holders of the Bank.

[4] Refers to revaluation surplus on properties not recognised in the financial statements.

[5] Subsidiary preference shares were excluded from the computation.

Review of Group Performance

The financial statements have been prepared in accordance with Singapore Financial Reporting Standards ("FRS") with modification to FRS39 Financial Instruments: Recognition and Measurement in respect of loan loss provisioning, as provided in Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by Monetary Authority of Singapore ("MAS").

The new / revised FRS applicable to the Group with effect from 1 January 2007 are listed below. The adoption of these FRS has no significant impact on the financial statements of the Group.

- FRS1 Presentation of Financial Statements (revised)
- FRS40 Investment Property
- FRS107 Financial Instruments: Disclosures

Other than the above changes, the accounting policies and computation methods adopted in the financial statements for the nine months of 2007 are the same as those adopted in the audited financial statements for the financial year ended 31 December 2006.

The Group recorded a one-time gain of $689 million in the second quarter of 2006. The one-time gain comprised special dividend received from Overseas Union Enterprise Limited ("OUE") and gain from divestment of OUE and Hotel Negara Limited ("HNL"). The following commentary excludes the effects of this one-time gain.

Results

Nine Months 2007 ("9M07") versus Nine Months 2006 ("9M06")

The Group's net profit after tax ("NPAT") for 9M07 was $1,603 million, an increase of 19.2% from 9M06. Operating profit of $2,134 million was 20.8% higher than that in 9M06.

Total operating income grew 19.7% to $3,597 million in 9M07. The increase was mainly driven by higher fee and commission income across all business activities, and higher net interest income from expanded loan volume and improved margin.

Total operating expenses increased 18.0% to $1,463 million in 9M07. The increase was primarily on staff costs, commission and brokerage, occupancy-related expenses, business promotions and IT enhancement. Expense-to-income ratio of the Group improved to 40.7% in 9M07 from 41.2% in 9M06.

Impairment charges rose 48.2% to $172 million in 9M07 due mainly to provision for a long-term investment.

Share of pre-tax profit of associates grew 57.1% to $159 million as a result of higher contributions from the major associates.

Review of Group Performance *(cont'd)*

Third Quarter 2007 ("3Q07") versus Second Quarter 2007 ("2Q07")

Group NPAT for 3Q07 decreased 14.3% to $501 million, with operating profit declining 21.9% to $620 million over 2Q07.

Total operating income reduced 14.7% to $1,107 million. The decrease was mainly due to lower trading and investment income as a result of mark-to-market losses due to the widening credit spreads triggered by the US sub-prime crisis. The quality of the Group's investment debt portfolio remains sound as reflected by its high weighted average rating. The negative credit impact should reverse once the market regains its confidence or when the debt securities mature. Lower net interest income in 3Q07 was due to exchange translation resulting from the weakening of regional currencies against SGD, and contraction of margins arising from the shifting of funds to shorter term investments to preserve liquidity in view of the volatile and uncertain market conditions.

Total operating expenses decreased 3.4% to $487 million mainly due to lower provision for bonus. Expense-to-income ratio rose 5.1% points to 44.0% in 3Q07 due mainly to the reduction in operating income.

Impairment charges declined 95.2% to $4 million mainly due to write-back of provision for loans as opposed to last quarter's impairment charges.

Pre-tax profit from associates decreased 27.9% to $47 million mainly due to lower investment income recorded by the major associates.

Third Quarter 2007 ("3Q07") versus Third Quarter 2006 ("3Q06")

Compared to the same quarter last year, Group NPAT increased 8.2% to $501 million in 3Q07. Operating profit of $620 million was 3.8% higher than that in 3Q06.

Total operating income rose 8.4% to $1,107 million. The increase was contributed by higher fee and commission income across all business activities, and higher net interest income on larger loan base. Trading and investment income was lower in 3Q07 due mainly to fall in debt securities prices as a result of the widening credit spreads triggered by the turmoil in the US mortgage markets.

Total operating expenses increased 14.8% to $487 million in 3Q07. The increase was on staff costs due to higher headcount, commission and brokerage, occupancy-related expenses as well as professional fees. Expense-to-income ratio of 44.0% was 2.4% points higher than that in 3Q06.

Impairment charges reduced 85.0% to $4 million in 3Q07 largely due to write-back of provision for loans as opposed to impairment charges in 3Q06.

Share of pre-tax profit of associates grew 53.8% to $47 million on account of higher profit recorded by the major associates.

Review of Group Performance *(cont'd)*

Balance Sheet

As at 30 September 2007, the Group's net customer loans was $85,161 million, an increase of 10.8% and 15.6% over 31 December and 30 September 2006 respectively.

Group non-performing loans ("NPLs") of $2,032 million were 35.8% and 42.5% lower compared to the NPLs as at 31 December and 30 September 2006 respectively. Correspondingly, Group NPL ratio improved to 2.3% (31 December 2006: 4.0% and 30 September 2006: 4.6%). Group NPLs were 61.0% (31 December 2006: 54.1% and 30 September 2006: 58.0%) secured by collateral, and unsecured NPLs were 249.0% (31 December 2006: 172.6% and 30 September 2006: 172.9%) covered by total cumulative impairment.

Against 31 December and 30 September 2006, Group total assets increased 6.7% and 9.7% to $172,192 million, and shareholders' equity rose 2.7% and 8.6% to $17,249 million as at 30 September 2007 respectively. Correspondingly, the Group's net asset value per ordinary share increased to $10.84 as at 30 September 2007 (31 December 2006: $10.48 and 30 September 2006: $9.89).

The Group's total capital adequacy ratio ("CAR") of 14.8% as at 30 September 2007 (31 December 2006: 16.3% and 30 September 2006: 16.1%) was 4.8% points above the minimum 10% set by MAS.

Net Interest Income



Net Interest Income
9M06: $2,009m
9M07: $2,237m
1,000
800
600
400
200
$m
653
671
684
762
761
714
2006
2007
1Q
2Q
3Q

Net interest income of the Group rose 11.4% over 9M06 to $2,237 million in 9M07. The increase was mainly from loans on account of higher volume and improved margin. Net interest margin improved 5 basis points to 2.05% as a result of higher customer loan margin.

Against 2Q07, net interest income decreased 6.2% to $714 million mainly attributed to exchange translation resulting from the weakening of regional currencies against SGD and contraction of margins arising from shifting of funds to shorter term investments to preserve liquidity in view of the volatile and uncertain market conditions. Consequently, net interest margin declined 11 basis points to 1.93%.

Net interest income for 3Q07 was 4.4% higher than that for 3Q06. The increase was driven mainly by higher loan volume, partially offset by lower contributions from interbank money market activities and exchange translation. Net interest margin decreased 4 basis points to 1.93% in 3Q07 mainly attributed to investment in shorter term assets in view of market uncertainty.

Average Interest Rates and Margin

	9M07			9M06		
	Average Balance $m	Annualised Interest $m	Average Rate %	Average Balance $m	Annualised Interest $m	Average Rate %
Customer loans	79,935	4,626	5.79	68,498	3,962	5.78
Interbank balances	37,365	1,595	4.27	44,386	1,934	4.36
Securities	28,442	1,235	4.34	21,700	937	4.32
Total interest bearing assets	145,742	7,456	5.12	134,584	6,833	5.08
Customer deposits	102,531	2,593	2.53	89,695	2,277	2.54
Interbank balances / other	38,771	1,872	4.83	41,030	1,870	4.56
Total interest bearing liabilities	141,302	4,465	3.16	130,725	4,147	3.17
Net interest income		2,991			2,685	
Net interest margin [1]			2.05			2.00

	3Q07			2Q07			3Q06		
	Average Balance $m	Annualised Interest $m	Average Rate %	Average Balance $m	Annualised Interest $m	Average Rate %	Average Balance $m	Annualised Interest $m	Average Rate %
Customer loans	81,980	4,478	5.46	80,184	4,682	5.84	70,774	4,248	6.00
Interbank balances	34,634	1,404	4.05	40,302	1,711	4.25	43,022	1,934	4.50
Securities	30,036	1,216	4.05	28,818	1,267	4.40	23,696	1,077	4.54
Total interest bearing assets	146,650	7,097	4.84	149,304	7,660	5.13	137,492	7,259	5.28
Customer deposits	105,389	2,468	2.34	103,959	2,663	2.56	91,027	2,493	2.74
Interbank balances / other	37,818	1,796	4.75	40,770	1,944	4.77	42,250	2,052	4.86
Total interest bearing liabilities	143,207	4,264	2.98	144,729	4,607	3.18	133,277	4,545	3.41
Net interest income		2,833			3,053			2,714	
Net interest margin [1]			1.93			2.04			1.97

[1] Net interest margin represents annualised net interest income as a percentage of total interest bearing assets.

Non-Interest Income


Non-Interest Income
9M06: $997m[1]
9M07: $1,360m
600
500
400
300
200
100
-
$m
350
310
337
432
536
393
2006
2007
1Q
2Q
3Q

Non-interest income of the Group increased 36.4% to $1,360 million in 9M07 from $997 million in 9M06. The growth was driven by higher fee and commission income across all business activities (fund management in particular), higher gain on sale of foreclosed securities and higher trading and investment income. The Group's non-interest income in 9M07 accounted for 37.8% (9M06: 33.2%) of total income.

Compared to 2Q07, non-interest income decreased 26.7% to $393 million. The decrease was mainly due to lower trading and investment income as a result of mark-to-market losses due to the widening credit spreads triggered by the US sub-prime crisis. The quality of the Group's investment debt portfolio remains sound as reflected by its high weighted average rating. The negative credit impact should reverse once the market regains its confidence or when the debt securities mature.

Non-interest income in 3Q07 increased 16.5% from $337 million in 3Q06. The increase was attributed to higher fee and commission income across all business activities, particularly fund management and loan-related activities. This was partially negated by lower trading and investment income for the same reason as stated in the preceding paragraph.

<u>Composition of Non-Interest Income</u>

	9M07	9M06 [1]	**3Q07**	2Q07	3Q06
	$m	$m	**$m**	$m	$m
Fee and commission income					
Credit card	**122**	98	**42**	42	35
Fund management	**250**	131	**89**	99	39
Futures broking	**25**	22	**9**	8	6
Investment-related	**142**	127	**47**	55	41
Loan-related	**146**	107	**57**	45	37
Service charges	**59**	49	**18**	23	16
Trade-related	**140**	119	**47**	50	39
Other	**24**	17	**9**	8	6
	908	671	**319**	330	221
Dividend and rental income	**102**	83	**30**	52	23
Other operating income					
Net gain / (loss) from:					
Foreign exchange, securities and derivatives					
- Foreign exchange	**84**	113	**50**	7	33
- Trading securities, government securities and derivatives	**94**	10	**(111)**	171	(127)
- Investment securities	**39**	26	**88**	(82)	171
	218	148	**26**	97	76
Disposal of assets held for sale	**-**	3	**-**	-	-
Disposal of fixed and other assets	**10**	24	**(0)**	2	10
Other income	**122**	68	**18**	55	7
	351	243	**44**	154	93
Total non-interest income	**1,360**	997	**393**	536	337
Fee and commission income / Total income (%)	**25.2**	22.3	**28.8**	25.4	21.6
Non-interest income / Total income (%)	**37.8**	33.2	**35.5**	41.3	33.0

[1] Excluding one-time income of $613 million, comprising special dividend of $284 million received from OUE and gain of $329 million on divestment of OUE and HNL, recorded by the Group in 2Q06.

Operating Expenses

Total operating expenses increased 18.0% over 9M06 to $1,463 million. Staff costs rose 23.4% to $767 million largely due to higher headcount, increased salaries driven by the tight labour market and higher bonus provision in line with business performance. Other operating expenses increased 12.6% to $696 million, mainly on commission and brokerage, occupancy-related expenses, business promotions and IT enhancement. Expense-to-income ratio improved to 40.7% in 9M07 from 41.2% in 9M06.

Against 2Q07, total operating expenses reduced 3.4% to $487 million in 3Q07. The decrease was mainly from staff costs due to lower provision for bonus. Expense-to-income ratio rose 5.1% points to 44.0% in 3Q07 due mainly to the reduction in operating income.

Compared to 3Q06, total operating expenses increased 14.8%. Staff costs rose 19.6% to $254 million in 3Q07 primarily on increased headcount. Other operating expenses increased 9.9% to $233 million, mainly on commission and brokerage, occupancy-related expenses and professional fees. Expense-to-income ratio was 2.4% points higher at 44.0%.

	9M07 $m	9M06 $m	3Q07 $m	2Q07 $m	3Q06 $m
Staff costs	**767**	622	**254**	272	213
Other operating expenses					
Depreciation of fixed assets	**106**	106	**36**	35	35
Rental of premises and equipment	**39**	35	**13**	14	12
Maintenance of premises and other assets	**64**	54	**20**	22	19
Other expenses	**488**	423	**165**	162	146
	696	618	**233**	232	212
Total operating expenses	**1,463**	1,239	**487**	504	424
Expense / Income ratio (%)	**40.7**	41.2[1]	**44.0**	38.9	41.6
Manpower (number)	**21,209**	19,693	**21,209**	20,752	19,693

Total operating expenses included:

	9M07	9M06	3Q07	2Q07	3Q06
IT-related expenses	**195**	175	**60**	68	59
IT-related expenses / Total operating expenses (%)	**13.4**	14.1	**12.4**	13.5	14.0

[1] Excluding one-time income.

Impairment Charges

Group impairment charges increased $56 million or 48.2% over 9M06 to $172 million in 9M07 due mainly to provision for a long-term investment.

Against 2Q07, impairment charges declined 95.2% to $4 million in 3Q07. The decrease was mainly due to write-back of provision for loans as opposed to last quarter's impairment charges, coupled with provision for a long-term investment in last quarter. These were partially negated by higher impairment charges on investment securities in 3Q07.

Impairment charges reduced 85.0% to $4 million in 3Q07, largely due to write-back of provision for loans as opposed to impairment charges in 3Q06.

	9M07	9M06	**3Q07**	2Q07	3Q06
	$m	$m	**$m**	$m	$m
Individual impairment on loans					
Singapore	**(7)**	94	**(38)**	2	13
Regional countries [1]	**95**	(4)	**6**	29	5
Greater China [2]	**(0)**	7	**2**	2	(2)
Other	**1**	5	**0**	0	(0)
	89	102	**(30)**	33	16
Other individual impairment / provisions	**84**	15	**34**	48	10
Total impairment charges	**172**	116	**4**	81	26

[1] Regional countries comprise Malaysia, Indonesia, the Philippines and Thailand.

[2] Greater China comprises China, Hong Kong S.A.R. and Taiwan.

Customer Loans

Net customer loans grew 10.8% over 31 December 2006 and 15.6% over 30 September 2006 to $85,161 million as at 30 September 2007. The increase was broad-based across most of the product groups and industries.

Customer Loans Analysed by Product Group	30-Sep-07		31-Dec-06		30-Sep-06	
	$m	**%**	$m	%	$m	%
Housing loans	**21,794**	**25.0**	18,898	23.8	18,076	23.7
Term loans	**50,989**	**58.5**	46,073	58.1	43,961	57.7
Trade financing	**5,930**	**6.8**	5,658	7.1	5,590	7.3
Overdrafts	**8,418**	**9.7**	8,752	11.0	8,605	11.3
Total gross customer loans	**87,131**	**100.0**	79,380	100.0	76,232	100.0
Individual impairment	**(698)**		(1,235)		(1,290)	
Collective impairment	**(1,272)**		(1,271)		(1,270)	
Total net customer loans	**85,161**		76,875		73,673	

Gross Customer Loans Analysed by Industry	30-Sep-07		31-Dec-06		30-Sep-06	
	$m	**%**	$m	%	$m	%
Transport, storage and communication	**4,696**	**5.4**	4,024	5.1	3,334	4.4
Building and construction	**9,054**	**10.4**	7,894	9.9	8,199	10.7
Manufacturing	**9,614**	**11.0**	8,860	11.1	8,661	11.4
Non-bank financial institutions	**13,697**	**15.7**	12,912	16.3	12,183	16.0
General commerce	**12,247**	**14.1**	11,735	14.8	11,916	15.6
Professionals and private individuals	**10,780**	**12.4**	10,296	13.0	9,885	13.0
Housing loans	**21,794**	**25.0**	18,898	23.8	18,076	23.7
Other	**5,249**	**6.0**	4,761	6.0	3,977	5.2
Total gross customer loans	**87,131**	**100.0**	79,380	100.0	76,232	100.0

Gross Customer Loans Analysed by Remaining Maturity	30-Sep-07		31-Dec-06		30-Sep-06	
	$m	**%**	$m	%	$m	%
Within 1 year	**35,383**	**40.6**	35,096	44.2	34,513	45.3
Over 1 year but within 3 years	**12,228**	**14.0**	10,215	12.9	10,175	13.3
Over 3 years but within 5 years	**12,304**	**14.1**	9,490	11.9	8,596	11.3
Over 5 years	**27,217**	**31.3**	24,579	31.0	22,948	30.1
Total gross customer loans	**87,131**	**100.0**	79,380	100.0	76,232	100.0

Deposits

Customer deposits of the Group increased 9.7% and 17.8% over 31 December and 30 September 2006 respectively to $104,798 million as at 30 September 2007. The increase was mainly from fixed deposits.

As at 30 September 2007, customer deposits accounted for 75.7% of total deposits and the loans-to-deposits ratio was 81.3%.

	30-Sep-07		31-Dec-06		30-Sep-06	
Deposits Analysed by Product Group	**$m**	**%**	$m	%	$m	%
Banker deposits	**33,692**	**24.3**	33,449	25.9	37,010	29.4
Customer deposits						
Fixed deposits	**68,831**	**49.7**	63,053	48.9	59,636	47.3
Current, savings and other deposits	**35,967**	**26.0**	32,499	25.2	29,324	23.3
	104,798	**75.7**	95,552	74.1	88,960	70.6
Total deposits	**138,490**	**100.0**	129,000	100.0	125,969	100.0
Loans / Deposits ratio [1] (%)		**81.3**		80.5		82.8

Deposits Analysed by Remaining Maturity	**30-Sep-07**		31-Dec-06		30-Sep-06	
	$m	**%**	$m	%	$m	%
Within 1 year	**134,748**	**97.3**	125,030	96.9	122,242	97.1
Over 1 year but within 3 years	**1,582**	**1.2**	1,734	1.4	1,546	1.2
Over 3 years but within 5 years	**1,696**	**1.2**	1,566	1.2	1,257	1.0
Over 5 years	**465**	**0.3**	670	0.5	924	0.7
Total deposits	**138,490**	**100.0**	129,000	100.0	125,969	100.0

[1] "Loans" refers to net customer loans while "Deposits" refers to customer deposits.

Debts Issued

	30-Sep-07	31-Dec-06	30-Sep-06
	$m	$m	$m
Subordinated debts (unsecured)			
Due after one year	**5,265**	5,261	5,347
Other debts issued			
Due within one year (secured) [1]	**638**	803	808
Due within one year (unsecured)	**313**	136	17
Due after one year (unsecured)	**496**	396	469
	1,447	1,335	1,294
Total debts issued	**6,712**	6,596	6,640

[1] The debts were secured by a floating charge on the assets of Archer 1 Limited, a special purpose entity of the Group.

Shareholders' Equity

Shareholders' equity rose 2.7% over 31 December 2006 to $17,249 million, mainly contributed by profit for the financial period. It was 8.6% higher than that of 30 September 2006, largely due to higher retained profit and revaluation gain on available-for-sale assets.

As at 30 September 2007, revaluation surplus of $2,442 million on the Group's properties was not recognised in the financial statements.

	30-Sep-07	31-Dec-06	30-Sep-06
	$m	$m	$m
Shareholders' equity	**17,249**	16,791	15,890
Add: Revaluation surplus	**2,442**	1,486	1,269
Shareholders' equity including revaluation surplus	**19,691**	18,277	17,159

Changes in Ordinary Shares of the Bank

	No. of Shares
	'000
Ordinary Shares	
Balance at 1 January 2007	1,523,276
Exercise of share options granted under the UOB 1999 Share Option Scheme	426
Balance at 30 June 2007	1,523,702
Exercise of share options granted under the UOB 1999 Share Option Scheme	54
Balance at 30 September 2007	1,523,756
Treasury Shares	
Balance at 1 January 2007	-
Shares repurchased and held in treasury	601
Balance at 30 June 2007	601
Shares repurchased and held in treasury	8,111
Balance at 30 September 2007	8,712

	30-Sep-07	31-Dec-06	30-Sep-06
	'000	'000	'000
Number of new shares that would have been issued upon exercise of all outstanding options	**472**	952	1,069

Non-Performing Loans and Cumulative Impairment

NPLs and Cumulative Impairment of the Group

Group NPLs as at 30 September 2007 were $2,032 million, representing a decrease of 35.8% and 42.5% over 31 December and 30 September 2006 respectively. NPL ratio had improved over the years to 2.3% as at 30 September 2007.

As at 30 September 2007, total NPLs were 61.0% (31 December 2006: 54.1% and 30 September 2006: 58.0%) secured by collateral, and 97.0% (31 December 2006: 79.2% and 30 September 2006: 72.5%) covered by total cumulative impairment.



Non-Performing Loans and Cumulative Impairment of the Group
$m
4,000
3,000
2,000
1,000
3,931
2,529
464
2,714
1,444
1,270
3,532
2,387
235
2,562
1,292
1,270
3,165
2,119
160
2,508
1,237
1,271
2,382
1,642
171
569
2,112
836
1,276
2,032
1,418
98
516
1,972
700
1,272
31.12.05
30.09.06
31.12.06
30.06.07
30.09.07
Loss NPLs
Doubtful NPLs
Substandard NPLs
Collective impairment
Individual impairment

	30-Sep-07	30-Jun-07	31-Dec-06	30-Sep-06	31-Dec-05
NPLs					$m
Substandard	**1,418**	1,642	2,119	2,387	2,529
Doubtful	**98**	171	160	235	464
Loss	**516**	569	886	910	938
	2,032	2,382	3,165	3,532	3,931
Cumulative Impairment					$m
Individual	**700**	836	1,237	1,292	1,444
Collective	**1,272**	1,276	1,271	1,270	1,270
	1,972	2,112	2,508	2,562	2,714
Ratios					%
NPL ratio [1]	**2.3**	2.8	4.0	4.6	5.6
NPLs / Total assets	**1.2**	1.4	2.0	2.3	2.7
Cumulative impairment / NPLs	**97.0**	88.7	79.2	72.5	69.0
Cumulative impairment / Doubtful & Loss NPLs	**321.2**	285.4	239.8	223.8	193.6
Cumulative impairment / Unsecured NPLs	**249.0**	208.1	172.6	172.9	159.4
Cumulative impairment [2] / Gross customer loans	**2.3**	2.5	3.2	3.4	3.9
Collective impairment / Gross customer loans (net of individual impairment [2])	**1.5**	1.5	1.6	1.7	1.9

[1] NPL ratio represents NPLs (excluding debt securities) as a percentage of gross customer loans.

[2] Excluding debt securities.

Non-Performing Loans and Cumulative Impairment *(cont'd)*

NPLs by Region

NPLs of Singapore and the Regional Countries accounted for 37.6% and 59.3% of the total NPLs as at 30 September 2007 respectively. Lower NPLs were recorded by most regions over the comparative periods.

	30-Sep-07		31-Dec-06		30-Sep-06	
	$m	**%**	$m	%	$m	%
Singapore	**763**	**37.6**	1,346	42.5	1,543	43.7
Regional Countries						
Malaysia	**527**	**25.9**	594	18.8	620	17.6
Indonesia	**77**	**3.8**	115	3.6	129	3.6
Philippines	**183**	**9.0**	182	5.8	187	5.3
Thailand	**418**	**20.6**	823	26.0	961	27.2
	1,205	**59.3**	1,714	54.2	1,897	53.7
Greater China	**21**	**1.0**	19	0.6	38	1.1
Other	**43**	**2.1**	86	2.7	54	1.5
Total NPLs	**2,032**	**100.0**	3,165	100.0	3,532	100.0

NPLs by Industry

Lower NPL ratios were registered across all industries.

	30-Sep-07		31-Dec-06		30-Sep-06	
	NPL	**NPL Ratio**	NPL	NPL Ratio	NPL	NPL Ratio
	$m	**%**	$m	%	$m	%
Transport, storage and communication	**27**	**0.6**	70	1.7	78	2.3
Building and construction	**263**	**2.9**	428	5.4	533	6.5
Manufacturing	**459**	**4.8**	786	8.9	854	9.9
Non-bank financial institutions	**236**	**1.7**	398	3.1	446	3.7
General commerce	**386**	**3.2**	651	5.5	726	6.1
Professionals and private individuals	**311**	**2.9**	408	4.0	466	4.7
Housing loans	**277**	**1.3**	304	1.6	320	1.8
Other	**71**	**1.4**	117	2.5	107	2.7
Sub-total	**2,030**	**2.3**	3,162	4.0	3,530	4.6
Debt securities	**2**		3		2	
Total NPLs	**2,032**		3,165		3,532	

Secured / Unsecured NPLs

As at 30 September 2007, Group NPLs were 61.0% secured by collateral. Secured NPLs were primarily covered by mortgaged properties.

	30-Sep-07		31-Dec-06		30-Sep-06	
	$m	**%**	$m	%	$m	%
Secured	**1,240**	**61.0**	1,712	54.1	2,050	58.0
Unsecured	**792**	**39.0**	1,453	45.9	1,482	42.0
Total NPLs	**2,032**	**100.0**	3,165	100.0	3,532	100.0

Geographical Segments

The following geographical segment information is based on the location where the transactions and assets are booked which approximates that based on the location of the customers and assets. The information is stated after elimination of inter-segment transactions.

Total Operating Income

	9M07	9M06 [1]	**3Q07**	2Q07	3Q06
	$m	$m	**$m**	$m	$m
Singapore (including Asian Currency Unit)	**2,201**	1,840	**660**	800	604
Other ASEAN countries	**954**	857	**295**	337	306
Other Asia-Pacific countries	**173**	136	**53**	65	54
Rest of the world	**269**	172	**99**	95	57
Total	**3,597**	3,005	**1,107**	1,297	1,021

[1] Excluding one-time income.

Profit before Tax

	9M07	9M06 [1]	**3Q07**	2Q07	3Q06
	$m	$m	**$m**	$m	$m
Singapore (including Asian Currency Unit)	**1,516**	1,200	**442**	579	385
Other ASEAN countries	**321**	370	**128**	92	139
Other Asia-Pacific countries	**103**	65	**25**	41	38
Rest of the world	**182**	117	**68**	65	39
	2,122	1,752	**663**	777	601
Intangible assets amortised	**(9)**	(10)	**(3)**	(3)	(3)
Total	**2,113**	1,742	**660**	774	598

[1] Excluding one-time gain.

Total Assets

	30-Sep-07	31-Dec-06	30-Sep-06
	$m	$m	$m
Singapore (including Asian Currency Unit)	**107,350**	105,397	102,237
Other ASEAN countries	**30,841**	25,670	26,288
Other Asia-Pacific countries	**18,609**	15,236	14,689
Rest of the world	**11,111**	10,716	9,393
	167,911	157,019	152,607
Intangible assets	**4,281**	4,293	4,297
Total	**172,192**	161,312	156,904

Capital Adequacy Ratios

The Group's tier 1 CAR and total CAR as at 30 September 2007 were 4.2% points and 4.8% points above the minimum 6% and 10% required by MAS respectively.

The lower CARs over the comparative periods were mainly attributed to higher risk-weighted assets from expanded loan and investment portfolios, partly negated by higher retained profit.

	30-Sep-07	31-Dec-06	30-Sep-06
	$m	$m	$m
Tier 1 Capital			
Share capital	**2,070**	2,247	2,246
Subsidiary preference shares	**832**	832	832
Disclosed reserves / other	**13,603**	13,116	12,587
Deduction of intangible assets	**(4,295)**	(4,307)	(4,311)
	12,210	11,888	11,354
Upper Tier 2 Capital			
Cumulative collective impairment / other	**1,562**	1,457	1,318
Subordinated notes	**5,217**	5,211	5,296
	6,779	6,668	6,614
Deductions from Tier 1 and Upper Tier 2 Capital	**(1,215)**	(911)	(972)
Total capital	**17,774**	17,645	16,996
Risk-weighted assets (including market risk)	**120,181**	108,405	105,250
Capital adequacy ratios			
Tier 1	**10.2%**	11.0%	10.8%
Total	**14.8%**	16.3%	16.1%

Consolidated Profit and Loss Account (Unaudited)
For The Nine Months Ended 30 September 2007

	9M07 $m	9M06 $m	9M07 / 9M06 %
Interest income	**5,576**	5,110	9.1
Less: Interest expense	**3,339**	3,102	7.7
Net interest income	**2,237**	2,009	11.4
Dividend income	**47**	318	(85.1)
Fee and commission income	**908**	671	35.3
Rental income	**54**	49	12.0
Other operating income	**351**	572	(38.7)
Total non-interest income	**1,360**	1,610	(15.5)
Total operating income	**3,597**	3,618	(0.6)
Less:			
Staff costs	**767**	622	23.4
Other operating expenses	**696**	618	12.6
Total operating expenses	**1,463**	1,239	18.0
Operating profit before amortisation and impairment charges	**2,134**	2,379	(10.3)
Less: Intangible assets amortised	**9**	10	(5.2)
Less: Impairment charges	**172**	116	48.2
Operating profit after amortisation and impairment charges	**1,953**	2,253	(13.3)
Share of profit of associates	**159**	221	(27.9)
Profit before tax	**2,113**	2,474	(14.6)
Less: Tax	**457**	404	13.2
Profit for the financial period	**1,656**	2,071	(20.0)
Attributable to:			
Equity holders of the Bank	**1,603**	2,034	(21.2)
Minority interests	**53**	37	40.7
	1,656	2,071	(20.0)
Annualised earnings per ordinary share (¢)			
Basic	**137.7**	159.3	(13.6)
Diluted	**137.7**	159.3	(13.6)
Annualised return on average ordinary shareholders' equity (%)	**12.8**	16.7	(3.9) % pt

Consolidated Profit and Loss Account (Unaudited)
For The Third Quarter Ended 30 September 2007

	3Q07	2Q07	3Q07 / 2Q07	3Q06	3Q07 / 3Q06
	$m	$m	%	$m	%
Interest income	**1,789**	1,910	(6.3)	1,830	(2.2)
Less: Interest expense	**1,075**	1,149	(6.4)	1,146	(6.2)
Net interest income	**714**	761	(6.2)	684	4.4
Dividend income	**9**	35	(73.1)	7	41.5
Fee and commission income	**319**	330	(3.4)	221	44.3
Rental income	**21**	17	22.5	17	26.4
Other operating income	**44**	154	(71.7)	93	(53.1)
Total non-interest income	**393**	536	(26.7)	337	16.5
Total operating income	**1,107**	1,297	(14.7)	1,021	8.4
Less:					
Staff costs	**254**	272	(6.4)	213	19.6
Other operating expenses	**233**	232	0.2	212	9.9
Total operating expenses	**487**	504	(3.4)	424	14.8
Operating profit before amortisation and impairment charges	**620**	793	(21.9)	597	3.8
Less: Intangible assets amortised	**3**	3	(13.2)	3	(13.3)
Less: Impairment charges	**4**	81	(95.2)	26	(85.0)
Operating profit after amortisation and impairment charges	**613**	709	(13.5)	568	8.0
Share of profit of associates	**47**	65	(27.9)	31	53.8
Profit before tax	**660**	774	(14.7)	598	10.3
Less: Tax	**142**	170	(16.8)	123	15.3
Profit for the financial period	**518**	604	(14.1)	475	9.0
Attributable to:					
Equity holders of the Bank	**501**	585	(14.3)	463	8.2
Minority interests	**18**	19	(8.3)	13	37.9
	518	604	(14.1)	475	9.0
Annualised earnings per ordinary share (¢)					
Basic	**129.3**	150.5	(14.1)	118.5	9.1
Diluted	**129.3**	150.5	(14.1)	118.5	9.1
Annualised return on average ordinary shareholders' equity (%)	**11.9**	13.9	(2.0) % pt	12.1	(0.2) % pt

Consolidated Balance Sheet (Unaudited)

	30-Sep-07	30-Jun-07	31-Dec-06	30-Sep-06
	$m	$m	$m	$m
Equity				
Share capital	**2,070**	2,239	2,247	2,246
Subsidiary preference shares	**832**	832	832	832
Capital reserves	**4,041**	4,215	3,969	3,553
Statutory reserve	**3,130**	3,130	3,130	3,020
Revenue reserves	**6,833**	6,778	6,356	6,023
Share of reserves of associates	**343**	317	257	217
Equity attributable to equity holders of the Bank	**17,249**	17,511	16,791	15,890
Minority interests	**407**	396	385	370
Total equity	**17,656**	17,908	17,176	16,260
Liabilities				
Deposits and balances of banks and agents	**33,692**	31,738	33,449	37,010
Deposits and balances of non-bank customers	**104,798**	104,469	95,552	88,960
Total deposits and balances	**138,490**	136,207	129,000	125,969
Bills and drafts payable	**585**	479	388	385
Other liabilities	**8,749**	8,132	8,151	7,650
Debts issued	**6,712**	7,338	6,596	6,640
Total liabilities	**154,536**	152,156	144,136	140,645
Total equity and liabilities	**172,192**	170,063	161,312	156,904
Assets				
Cash, balances and placements with central banks	**20,707**	20,434	16,301	14,712
Singapore Government treasury bills and securities	**9,968**	9,623	7,437	6,919
Other government treasury bills and securities	**3,728**	3,266	2,553	2,532
Trading securities	**440**	561	484	422
Placements and balances with banks and agents	**16,379**	19,595	24,531	27,317
Loans to non-bank customers	**85,161**	82,461	76,875	73,673
Other assets	**8,598**	7,734	8,189	7,560
Investment securities	**19,501**	18,714	17,607	16,528
Investment in associates	**1,324**	1,280	1,184	1,099
Fixed assets	**2,105**	2,099	1,857	1,845
Intangible assets	**4,281**	4,296	4,293	4,297
Total assets	**172,192**	170,063	161,312	156,904
Off-Balance Sheet Items				
Contingent liabilities	**11,952**	11,013	10,254	9,802
Financial derivatives	**417,212**	437,557	489,872	661,485
Commitments	**50,215**	47,149	44,595	43,892

Consolidated Statement Of Changes In Equity (Unaudited)

	Equity Attributable to Equity Holders of the Bank								
	Share Capital	Subsidiary Preference Shares	Capital Reserves	Statutory Reserve	Revenue Reserves	Share of Reserves of Associates	Total	Minority Interests	Total Equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Balance at 1 January 2007	2,247	832	3,969	3,130	6,356	257	16,791	385	17,176
Currency translation adjustments	-	-	35	-	-	-	35	(9)	26
Change in available-for-sale reserve									
Net change in fair value	-	-	260	-	-	-	260	3	263
Transferred to profit and loss account on disposal / impairment	-	-	(127)	-	-	-	(127)	(0)	(127)
Change in share of associates' reserves	-	-	-	-	-	82	82	-	82
Transfer to revenue reserves upon liquidation of associates	-	-	-	-	(5)	5	-	-	-
Total gains / (losses) recognised directly in equity	-	-	168	-	(5)	87	250	(6)	243
Profit for the financial period	-	-	-	-	1,603	-	1,603	53	1,656
Total gains recognised for the financial period	-	-	168	-	1,599	87	1,853	46	1,899
Transfer to revenue reserves	-	-	(96)	0	96	-	-	-	-
Change in minority interests	-	-	-	-	-	-	-	20	20
Dividends	-	-	-	-	(1,218)	-	(1,218)	(45)	(1,262)
Share buy-back - held in treasury	(183)	-	-	-	-	-	(183)	-	(183)
Issue of shares under share option scheme	6	-	-	-	-	-	6	-	6
Balance at 30 September 2007	2,070	832	4,041	3,130	6,833	343	17,249	407	17,656
Balance at 1 January 2006	1,538	832	4,360	3,020	4,963	217	14,929	291	15,220
Currency translation adjustments	-	-	(11)	-	-	-	(11)	3	(8)
Change in available-for-sale reserve									
Net change in fair value	-	-	185	-	-	-	185	1	186
Transferred to profit and loss account on disposal / impairment	-	-	(10)	-	-	-	(10)	0	(10)
Change in share of associates' reserves	-	-	-	-	-	0	0	-	0
Other adjustments	-	-	-	-	-	-	-	5	5
Total gains recognised directly in equity	-	-	164	-	-	0	164	10	174
Profit for the financial period	-	-	-	-	2,034	-	2,034	37	2,071
Total gains recognised for the financial period	-	-	164	-	2,034	0	2,198	48	2,245
Effect of Companies (Amendment) Act 2005	864	-	(864)	-	-	-	-	-	-
Transfer to revenue reserves	-	-	(114)	-	114	-	-	-	-
Change in minority interests	-	-	-	-	-	-	-	48	48
Dividends	-	-	-	-	(1,015)	-	(1,015)	(17)	(1,032)
Share buy-back - cancelled	(173)	-	5	-	(72)	-	(240)	-	(240)
Issue of shares under share option scheme	17	-	1	-	-	-	18	-	18
Balance at 30 September 2006	2,246	832	3,553	3,020	6,023	217	15,890	370	16,260

Consolidated Statement Of Changes In Equity (Unaudited)

	Equity Attributable to Equity Holders of the Bank								
	Share Capital	Subsidiary Preference Shares	Capital Reserves	Statutory Reserve	Revenue Reserves	Share of Reserves of Associates	Total	Minority Interests	Total Equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Balance at 1 July 2007	**2,239**	**832**	**4,215**	**3,130**	**6,778**	**317**	**17,511**	**396**	**17,908**
Currency translation adjustments	-	-	(99)	-	-	-	(99)	(10)	(110)
Change in available-for-sale reserve									
Net change in fair value	-	-	(21)	-	-	-	(21)	0	(20)
Transferred to profit and loss account on disposal / impairment	-	-	(55)	-	-	-	(55)	(0)	(55)
Change in share of associates' reserves	-	-	-	-	-	26	26	-	26
Transfer to revenue reserves upon liquidation of associates	-	-	-	-	0	(0)	-	-	-
Total gains / (losses) recognised directly in equity	-	-	(175)	-	0	26	(148)	(10)	(158)
Profit for the financial period	-	-	-	-	501	-	501	18	518
Total gains / (losses) recognised for the financial period	-	-	(175)	-	501	26	352	8	360
Transfer to revenue reserves	-	-	(0)	-	0	-	-	-	-
Change in minority interests	-	-	-	-	-	-	-	21	21
Dividends	-	-	-	-	(446)	-	(446)	(18)	(464)
Share buy-back - held in treasury	(170)	-	-	-	-	-	(170)	-	(170)
Issue of shares under share option scheme	1	-	-	-	-	-	1	-	1
Balance at 30 September 2007	**2,070**	**832**	**4,041**	**3,130**	**6,833**	**343**	**17,249**	**407**	**17,656**
Balance at 1 July 2006	2,254	832	3,630	3,020	5,771	201	15,707	356	16,063
Currency translation adjustments	-	-	14	-	-	-	14	1	15
Change in available-for-sale reserve									
Net change in fair value	-	-	194	-	-	-	194	0	195
Transferred to profit and loss account on disposal / impairment	-	-	3	-	-	-	3	0	3
Change in share of associates' reserves	-	-	-	-	-	16	16	-	16
Other adjustments	-	-	-	-	-	-	-	5	5
Total gains recognised directly in equity	-	-	211	-	-	16	227	7	234
Profit for the financial period	-	-	-	-	463	-	463	13	475
Total gains recognised for the financial period	-	-	211	-	463	16	690	20	709
Transfer to revenue reserves	-	-	(289)	-	289	-	-	-	-
Change in minority interests	-	-	-	-	-	-	-	(4)	(4)
Dividends	-	-	-	-	(499)	-	(499)	(2)	(501)
Share buy-back - cancelled	(9)	-	-	-	-	-	(9)	-	(9)
Issue of shares under share option scheme	1	-	-	-	-	-	1	-	1
Balance at 30 September 2006	2,246	832	3,553	3,020	6,023	217	15,890	370	16,260

Consolidated Cash Flow Statement (Unaudited)

	9M07	9M06	3Q07	3Q06
	$m	$m	$m	$m
Cash flows from operating activities				
Operating profit before amortisation and impairment charges	2,134	2,379	620	597
Adjustments for				
Depreciation of fixed assets	106	106	36	35
Net gain on disposal of assets	(145)	(392)	(81)	(18)
Operating profit before working capital changes	2,095	2,093	574	614
Changes in working capital				
Increase in deposits	9,490	11,011	2,283	1,325
Increase / (decrease) in bills and drafts payable	196	82	106	(15)
Increase / (decrease) in other liabilities	603	86	676	(572)
Decrease in trading securities	44	203	122	18
Decrease in placements and balances with banks and agents	8,152	4,028	3,216	4,605
Increase in loans to non-bank customers	(8,375)	(6,632)	(2,669)	(3,511)
(Increase) / decrease in other assets	(469)	(999)	(866)	431
Cash generated from operations	11,737	9,873	3,441	2,795
Income tax paid	(429)	(297)	(174)	(93)
Net cash provided by operating activities	11,307	9,575	3,267	2,703
Cash flows from investing activities				
Net cash flow on disposal / (acquisition) of				
Assets held for sale	-	864	-	-
Investment securities and associates	(1,651)	(6,135)	(603)	(1,796)
Fixed assets	(339)	(63)	(39)	(26)
Change in minority interests	14	59	11	3
Dividends received from associates	76	55	21	23
Net cash used in investing activities	(1,899)	(5,250)	(810)	(1,795)
Cash flows from financing activities				
Proceeds from issue of shares	6	18	1	1
Net increase / (decrease) in debts issued	116	(409)	(626)	125
Share buy-back	(183)	(240)	(170)	(9)
Dividends paid on ordinary shares	(1,185)	(978)	(436)	(487)
Dividends paid on subsidiary preference shares	(44)	(35)	(22)	(23)
Dividends paid to minority interests	(45)	(17)	(26)	(2)
Net cash used in financing activities	(1,334)	(1,661)	(1,278)	(395)
Currency translation adjustments	38	(11)	(99)	14
Net increase in cash and cash equivalents for the financial period	8,112	2,653	1,080	526
Cash and cash equivalents at beginning of the financial period	26,292	21,510	33,323	23,636
Cash and cash equivalents at end of the financial period	34,403	24,163	34,403	24,163
Represented by:				
Cash, balances and placements with central banks	20,707	14,712	20,707	14,712
Singapore Government treasury bills and securities	9,968	6,919	9,968	6,919
Other government treasury bills and securities	3,728	2,532	3,728	2,532
Cash and cash equivalents at end of the financial period	34,403	24,163	34,403	24,163

Balance Sheet Of The Bank (Unaudited)

	30-Sep-07	30-Jun-07	31-Dec-06	30-Sep-06
	$m	$m	$m	$m
Equity				
Share capital	**2,070**	2,239	2,247	2,246
Capital reserves	**3,845**	3,972	3,818	3,552
Statutory reserve	**2,753**	2,753	2,753	2,646
Revenue reserves	**5,386**	5,435	4,989	4,788
Total equity	**14,054**	14,399	13,807	13,231
Liabilities				
Deposits and balances of banks and agents	**30,066**	27,695	30,975	34,207
Deposits and balances of non-bank customers	**81,975**	81,268	75,304	69,731
Deposits and balances of subsidiaries	**4,156**	4,072	3,931	3,240
Total deposits and balances	**116,198**	113,035	110,211	107,178
Bills and drafts payable	**380**	299	150	145
Other liabilities	**6,103**	5,667	5,525	5,211
Debts issued	**6,645**	6,480	6,399	6,514
Total liabilities	**129,327**	125,480	122,285	119,048
Total equity and liabilities	**143,381**	139,879	136,092	132,279
Assets				
Cash, balances and placements with central banks	**16,936**	17,006	13,324	11,167
Singapore Government treasury bills and securities	**9,879**	9,530	7,348	6,813
Other government treasury bills and securities	**2,309**	2,293	1,878	1,908
Trading securities	**197**	239	106	114
Placements and balances with banks and agents	**13,576**	15,251	22,979	24,876
Loans to non-bank customers	**65,256**	63,073	59,086	56,663
Placements with and advances to subsidiaries	**1,520**	795	660	1,400
Other assets	**7,043**	6,030	6,272	5,786
Investment securities	**17,884**	16,913	15,881	15,138
Investment in associates	**373**	373	372	357
Investment in subsidiaries	**3,848**	3,820	3,852	3,734
Fixed assets	**1,376**	1,374	1,153	1,140
Intangible assets	**3,182**	3,182	3,182	3,182
Total assets	**143,381**	139,879	136,092	132,279
Off-Balance Sheet Items				
Contingent liabilities	**9,736**	8,801	8,211	7,753
Financial derivatives	**401,192**	430,463	485,649	653,434
Commitments	**41,874**	38,442	36,064	36,277
Net asset value per ordinary share ($)	**9.28**	9.45	9.06	8.69

Statement Of Changes In Equity Of The Bank (Unaudited)

	Share Capital $m	Capital Reserves $m	Statutory Reserve $m	Revenue Reserves $m	Total Equity $m
Balance at 1 January 2007	2,247	3,818	2,753	4,989	13,807
Currency translation adjustments	-	(0)	-	-	(0)
Change in available-for-sale reserve					
Net change in fair value	-	200	-	-	200
Transferred to profit and loss account on disposal / impairment	-	(125)	-	-	(125)
Total gains recognised directly in equity	-	75	-	-	75
Profit for the financial period	-	-	-	1,534	1,534
Total gains recognised for the financial period	-	75	-	1,534	1,609
Transfer to revenue reserves	-	(48)	-	48	-
Dividends	-	-	-	(1,185)	(1,185)
Share buy-back - held in treasury	(183)	-	-	-	(183)
Issue of shares under share option scheme	6	-	-	-	6
Balance at 30 September 2007	2,070	3,845	2,753	5,386	14,054
Balance at 1 January 2006	1,538	4,391	2,646	3,907	12,482
Currency translation adjustments	-	(2)	-	-	(2)
Change in available-for-sale reserve					
Net change in fair value	-	174	-	-	174
Transferred to profit and loss account on disposal / impairment	-	(11)	-	-	(11)
Total gains recognised directly in equity	-	161	-	-	161
Profit for the financial period	-	-	-	1,787	1,787
Total gains recognised for the financial period	-	161	-	1,787	1,949
Effect of Companies (Amendment) Act 2005	864	(864)	-	-	-
Transfer to revenue reserves	-	(143)	-	143	-
Dividends	-	-	-	(978)	(978)
Share buy-back - cancelled	(173)	5	-	(72)	(240)
Issue of shares under share option scheme	17	1	-	-	18
Balance at 30 September 2006	2,246	3,552	2,646	4,788	13,231

Statement Of Changes In Equity Of The Bank (Unaudited)

	Share Capital $m	Capital Reserves $m	Statutory Reserve $m	Revenue Reserves $m	Total Equity $m
Balance at 1 July 2007	2,239	3,972	2,753	5,435	14,399
Currency translation adjustments	-	(2)	-	-	(2)
Change in available-for-sale reserve					
Net change in fair value	-	(72)	-	-	(72)
Transferred to profit and loss account on disposal / impairment	-	(53)	-	-	(53)
Total losses recognised directly in equity	-	(127)	-	-	(127)
Profit for the financial period	-	-	-	387	387
Total gains/(losses) recognised for the financial period	-	(127)	-	387	260
Dividends	-	-	-	(436)	(436)
Share buy-back - held in treasury	(170)	-	-	-	(170)
Issue of shares under share option scheme	1	-	-	-	1
Balance at 30 September 2007	2,070	3,845	2,753	5,386	14,054
Balance at 1 July 2006	2,254	3,503	2,646	4,607	13,009
Currency translation adjustments	-	1	-	-	1
Change in available-for-sale reserve					
Net change in fair value	-	187	-	-	187
Transferred to profit and loss account on disposal / impairment	-	4	-	-	4
Total gains recognised directly in equity	-	192	-	-	192
Profit for the financial period	-	-	-	525	525
Total gains recognised for the financial period	-	192	-	525	717
Transfer to revenue reserves	-	(143)	-	143	-
Dividends	-	-	-	(487)	(487)
Share buy-back - cancelled	(9)	-	-	-	(9)
Issue of shares under share option scheme	1	-	-	-	1
Balance at 30 September 2006	2,246	3,552	2,646	4,788	13,231

END